By Facsimile: (925) 871-4046 and U.S. Mail
Chip Patterson, Esq.							March 2,
2005
MacKenzie Patterson Fuller, Inc.
1640 School Street
Moraga, California 94556
(925) 631-9100 ext. 206

Re:  	Inland Capital Fund, L.P.
	Schedule TO-T filed on February 23, 2005
	File No. 005-80567

Dear Mr. Patterson:

	We have limited our review of the above referenced filings to only the matters addressed herein. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T Item 10. Financial Statements
1. Please tell us why financial statements are not material and should not be furnished in accordance with Item 10 of Schedule TO and
Item 1010(a) and (b) of Regulation M-A for the offerors, or purchasers, in this third-party tender offer. Please refer to Instruction 2 of Item 10 of Schedule TO. We note that the consideration consists solely of cash and that the offer is not subject to any financing condition, but the offerors are not public reporting companies, nor is the offer for all outstanding securities of the subject class.

Schedule TO-T Item 12. Exhibits
2. We note that the purchasers have made binding commitments to contribute to the financing of the acquisition of the units subject to the offer, the expenses to be incurred in connection with the offer, and all other anticipated costs of the purchasers. We believe that these agreements should be filed as exhibits pursuant to Item 1016 of Regulation M-A.

Schedule TO-T Item 13. Information Required by Schedule 13E-3
3. While you incorporate by reference the information set forth in the offer to purchase, any inapplicability of item requirements should be stated. In this respect, it appears that Item 13 is inapplicable and you should disclose this accordingly.

Closing Comment

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the purchasers are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the bidders acknowledging that:

* the purchasers are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the purchasers may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 942-2903. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.

         	               					Very truly
yours,

      Celeste M. Murphy
							Office of Mergers and
Acquisitions

Chip Patterson, Esq.
Mackenzie Patterson Fuller, Inc.
March 2, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE